Exhibit 19.1
PIPER JAFFRAY COMPANIES
INSIDER TRADING POLICY

All Employee Trading Policy for Securities of Piper Sandler Companies
For the purpose of ensuring that Piper Sandler Companies (“PSC”) employees and their immediate family members do not trade PSC securities in a manner that would expose them or the firm to legal liability and to avoid even the appearance of impropriety, all employees are subject to the following trading policies with respect to securities of PSC. The term “employee” means all employees of PSC and its affiliates.

Earnings Blackout
Employees may NOT execute a trade in PSC stock (including employee incentive stock options) during the period beginning three full business days (a “business day” shall be any day in which the NYSE is open for trading, including shortened trading sessions) prior to a quarterly earnings announcement for PSC, and ending one full business day following its earnings announcement. This period shall be referred to as the “Earnings Blackout.” In the event that PSC announces its earnings prior to the open of regular NYSE trading, employees may purchase or sell PSC stock beginning the following business day. In the event that PSC announces its earnings after the close of regular NYSE trading, employees may not purchase or sell PSC stock the next business day and must wait until the second business day following the announcement day. It is the employee’s responsibility to take special care and precaution when placing a trade to ensure that it is not executed during the Earnings Blackout.

Material, Non-public Information
Notwithstanding any of the above restrictions, employees may not purchase or sell PSC securities in their own or employee-related accounts any time that the employee is in possession of material, non-public information regarding PSC whether or not a firm wide Earnings Blackout is in place.

Trading Window
Members of senior management, certain employees in financial planning and accounting, other employees specifically designated by the General Counsel Department, and all such employees’ immediate family members, are subject to additional restrictions based on their position and access to information. These individuals receive monthly e-mails from the General Counsel department notifying them of trading window periods.

Short Sales, Derivatives, and Hedging Transactions
No employee or their immediate family members may sell PSC securities short at any time. No employee or their immediate family members may enter into any options strategy (e.g., buying or selling calls or puts) with respect to PSC securities including, for the avoidance of doubt, any covered call or protective put.

Pledging Prohibition
Employees and their immediate family members may not pledge PSC stock in any manner. This prohibition on pledging includes, but is not limited to, pledging through a margin account or using PSC stock as collateral for a loan.

Solicitation
Employees are prohibited from soliciting and making recommendations with respect to securities of PSC. Accordingly, any transactions in PSC securities in customer accounts must be unsolicited. Employees also may not use discretion to purchase securities of PSC in a customer account and may not send third-party research on PSC to clients.

Executive Officer and Director Guidelines
In addition to the guidelines above, executive officers and directors of PSC are subject to certain additional restrictions on their ability to buy and sell PSC securities.

Mandatory Pre-clearance
An executive officer or director must obtain pre-clearance from the General Counsel before they engage in any transactions involving PSC securities, including:

•purchases and sales in the open market;
•stock option exercises; and
•gifts of PSC stock.

In addition to an executive officer’s or director’s own transactions, they are required to consult with the General Counsel regarding transactions in PSC securities that are owned by someone else but could be deemed to be “beneficially owned” by the executive officer or director under SEC rules, such as shares held by a spouse, minor children, other relatives sharing their home, or any other person or entity (such as a trust, corporation or partnership) if the executive officer or director has an opportunity, directly or indirectly, to control the transaction or share in any profit derived from the transaction. It is very important that executive officers and directors share this memorandum with the individuals in charge of making investment decisions over shares that are attributable to them, such as their family members, trustees, and those who make investment decisions for corporations which they “control.” They will need to pre-clear with PSC, as well as inform the executive officer or director, of any transaction they execute involving PSC stock. Additionally, it is recommended that executive officers and directors provide a copy of this memorandum to their broker as an additional precaution, and have their broker commit that it will not execute a transaction for the executive officer or director unless it verifies that the General Counsel has pre-cleared the transaction.

Trading Window Periods
Executive officers and directors must buy and sell PSC stock only during PSC’s designated trading window periods. The trading window typically will open on the second trading day after the quarterly earnings release and remain open for 20 trading days thereafter. Executive officers and directors will receive a quarterly reminder from the General Counsel group informing them when the trading window is open. Occasionally, the trading window will not open at the usual time, will be interrupted or will close early if there are any important undisclosed developments concerning PSC. It is important to remember that trading when the window is open does not provide any protection if an executive officers or directors is actually in possession of material information about PSC that has not yet been made public.